UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 11 September, 2026

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES:

Sens announcement dated 10 September 2026: Dealings in securities by directors and prescribed officers of Sasol Limited and directors of major subsidiaries of Sasol Limited

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(Sasol, the Company, Equity issuer)

DEALINGS IN SECURITIES BY DIRECTORS AND PRESCRIBED OFFICERS OF SASOL LIMITED AND DIRECTORS OF MAJOR SUBSIDIARIES OF SASOL LIMITED

In compliance with paragraphs 6.77 to 6.85 of the JSE Limited Listings Requirements (Listings Requirements), the following information is disclosed relating to dealings in securities of Sasol by directors and prescribed officers of Sasol Limited and directors of its major subsidiaries.

Subject to Sasol's Minimum Shareholding Requirement (MSR) policy, participants had the option to retain all vested shares; sell sufficient vested shares to cover the tax liability and retain the balance thereof; or, to receive the net after tax amount.

The persons below have transacted in securities awarded and accepted in 2021 and 2023 in terms of the rules of the LTI Plan. The vesting includes the deferred portion of the 2021 award, the full or first tranche of the 2023 award and a retention award which vested or partially vested at the achievement of corporate performance targets (CPTs).

The dealings are set out below.

Transaction date:	4 September 2026
Class of securities:	Sasol ordinary shares
Issue price per share:	R0,00
Nature of transaction:	Retention of vested shares off-market
Nature and extent of interest:	Direct beneficial

Name	**Company and designation**	**Number of shares**	**Price per share (ZAR)[1]**	**Total value of transaction (ZAR)**
S Baloyi[2]	Sasol Limited: Director	4 789	200,6000	960 673
S Baloyi[3]	Sasol Limited: Director	784	200,6000	157 270
V Bester[2]	Sasol Limited: Prescribed Officer	3 153	200,6000	632 492
W P Bruns[2]	Sasol Limited: Director	2 831	200,6000	567 899
W P Bruns[3]	Sasol Limited: Director	642	200,6000	128 785
W P Bruns[4]	Sasol Limited: Director	5 246	200,6000	1 052 347
M Loonat[2]	Sasol South Africa Limited: Director Sasol Oil (Pty) Limited: Director	2 942	200,6000	590 165
M Loonat[3]	Sasol South Africa Limited: Director Sasol Oil (Pty) Limited: Director	763	200,6000	153 058
S D Pillay[2]	Sasol Limited: Prescribed Officer	605	200,6000	121 363
S D Pillay[3]	Sasol Limited: Prescribed Officer	260	200,6000	52 156
S L Siyaya[2]	Sasol Limited: Prescribed Officer Sasol South Africa Limited: Director	3 143	200,6000	630 486

1. Closing price of 3 September 2026.
2. 2023 annual award which vested or partially vested at the achievement of corporate performance targets (CPT) of 72%.
3. Deferred vesting of 2021 award which vested at the achievement of the CPT at 100%.
4. Retention award granted in 2023 with a time restriction only.

Transaction date:	4 September 2026
Class of securities:	Sasol American Depositary Receipts (ADR) each representing one Sasol ordinary share
Issue price per share:	USD0,00
Nature of transaction:	Retention of vested shares off-market
Nature and extent of interest:	Direct beneficial

Name	Company and designation	Number of shares	Price per share (USD)[1]	Total value of transaction (USD)
C Herrmann[2]	Sasol Limited: Prescribed Officer Sasol Oil (Pty) Limited: Director	4 898	12,3500	60 490
C Herrmann[3]	Sasol Limited: Prescribed Officer Sasol Oil (Pty) Limited: Director	1 091	12,3500	13 474

1. Closing price of 3 September 2026.
2. 2023 annual award which vested or partially vested at the achievement of corporate performance targets (CPT) of 72%.
3. Deferred vesting of 2021 award which vested at the achievement of the CPT at 100%.

Transaction date:	4 September 2026
Class of securities:	Sasol ordinary shares
Issue price per share:	R0,00
Nature of transaction:	Sale of vested shares on-market
Nature and extent of interest:	Direct beneficial

Name	Company and designation	Number of shares	Selling Price per share (ZAR)[1]	Total value of transaction (ZAR)
S Baloyi[2,5]	Sasol Limited: Director	4 332	203,1439	880 019
S Baloyi[3,5]	Sasol Limited: Director	709	203,1439	144 029
DL Bengu[2]	Sasol Oil (Pty) Limited: Director	5 862	203,1439	1 190 830
V Bester[2,5]	Sasol Limited: Prescribed Officer	2 852	203,1439	579 366
W P Bruns[2,5]	Sasol Limited: Director	2 561	203,1439	520 252
W P Bruns[3,5]	Sasol Limited: Director	582	203,1439	118 230
W P Bruns[4,5]	Sasol Limited: Director	4 747	203,1439	964 324
K Cele[2]	Sasol South Africa Limited: Director	5 132	203,1439	1 042 534
K Cele[3]	Sasol South Africa Limited: Director	391	203,1439	79 429
V D Kahla[2,6]	Sasol Limited: Director Sasol South Africa Limited: Director Sasol Oil (Pty) Limited: Director	10 874	203,1439	2 208 987
V D Kahla[3,6]	Sasol Limited: Director Sasol South Africa Limited: Director Sasol Oil (Pty) Limited: Director	11 734	203,1439	2 383 691
M R Laxa[2]	Sasol South Africa Limited: Director	6 473	203,1439	1 314 950
M R Laxa[3]	Sasol South Africa Limited: Director	1 781	203,1439	361 799
M Loonat[2]	Sasol South Africa Limited: Director Sasol Oil (Pty) Limited: Director	2 660	203,1439	540 363
M Loonat[3]	Sasol South Africa Limited: Director Sasol Oil (Pty) Limited: Director	689	203,1439	139 966
D T Mokomela[2]	Sasol South Africa Limited: Director	6 977	203,1439	1 417 335
D T Mokomela[3]	Sasol South Africa Limited: Director	576	203,1439	117 011
M Niemand[2]	Sasol South Africa Limited: Director	7 909	203,1439	1 606 665
M Niemand[3]	Sasol South Africa Limited: Director	754	203,1439	153 171

D C Moloi[2]	Sasol Oil (Pty) Limited: Director	5 598	203,1439	1 137 200
D C Moloi[3]	Sasol Oil (Pty) Limited: Director	971	203,1439	197 253
N G Nndwammbi[2]	Sasol South Africa Limited: Director Sasol Oil (Pty) Limited: Director	5 443	203,1439	1 105 712
N G Nndwammbi[3]	Sasol South Africa Limited: Director Sasol Oil (Pty) Limited: Director	1 489	203,1439	302 481
S D Pillay[2,5]	Sasol Limited: Prescribed Officer	547	203,1439	111 120
S D Pillay[3,5]	Sasol Limited: Prescribed Officer	235	203,1439	47 739
M Powys[2]	Sasol Oil (Pty) Ltd: Director	5 058	203,1439	1 027 502
M Powys[3]	Sasol Oil (Pty) Ltd: Director	475	203,1439	96 493
S L Siyaya[2,5]	Sasol Limited: Prescribed Officer Sasol South Africa Limited: Director	2 842	203,1439	577 335
N Stofberg[3]	Sasol Chemicals USA LLC: Director	622	203,1439	126 355

1. Average selling price per share is based on transactions effected by the Company from 4-8 September 2026. Proceeds are allocated to the shares sold by directors / prescribed officers, as with all participants, based on the outcome of the bulk sale.
2. 2023 annual award which vested or partially vested at the achievement of corporate performance targets (CPT) of 72%.
3. Deferred vesting of 2021 award which vested at the achievement of the CPT at 100%.
4. Retention award granted in 2023 with a time restriction only.
5. In terms of the MSR policy, directors and prescribed officers may sell vested shares to cover the taxation and transaction cost on the vested LTI award.
6 MSR achieved.

The highest and lowest prices, as well as the VWAP price for the day of trading are as follows:

Date	**Highest price (ZAR)**	**Lowest price (ZAR)**	**Volume Weighted Average Price (ZAR)**
4 September 2026	197,83	194,01	196,38
7 September 2026	204,96	201,51	203,28
8 September 2026	212,30	206,50	210,61

Transaction date:	4 September 2026
Class of securities:	Sasol American Depositary Receipts (ADR) each representing one Sasol ordinary share
Issue price per share:	USD 0,00
Nature of transaction:	Sale of vested shares on-market
Nature and extent of interest:	Direct beneficial

Name	**Company and designation**	**Number of shares**	**Selling Price per share (USD)[1]**	**Total value of the transaction (USD)**
C Herrmann[2,4]	Sasol Limited: Prescribed Officer Sasol Oil (Pty) Limited: Director	4 705	13,4601	63 330
C Herrmann[3,4]	Sasol Limited: Prescribed Officer Sasol Oil (Pty) Limited: Director	1 049	13,4601	14 120
N Stofberg[2]	Sasol Chemicals USA LLC: Director	10 239	13,4601	137 818

1. Average selling price per share is based on transactions effected by the Company from 4-9 September 2026. Proceeds are allocated to the shares sold by directors / prescribed officers, as with all participants, based on the outcome of the bulk sale.
2. 2023 annual award which vested or partially vested at the achievement of corporate performance targets (CPT) of 72%.
3. Deferred vesting of 2021 award which vested at the achievement of the CPT at 100%.
4.In terms of the MSR policy, directors and prescribed officers may sell vested shares to cover the taxation and transaction cost on the vested LTI award.

The highest and lowest prices, as well as the VWAP price for the day of trading are as follows:

Date[1]	Highest price (USD)	Lowest price (USD)	Volume Weighted Average Price (USD)
4 September 2026	12,37	12,13	12,26
8 September 2026	13,33	13,03	13,21
9 September 2026	14,76	14,12	14,50

1. No trading on 7 September 2026 due to a bank holiday in the US.

In terms of paragraph 6.83 of the Listings Requirements, the necessary clearance to deal has been obtained for the transactions set out above.

10 September 2026
Sandton

Equity Sponsor: Merrill Lynch South Africa (Pty) Limited t/a BofA Securities

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 11 September 2026	By: /sgd/E Viljoen Name: E Viljoen Title: Group Company Secretary